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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
                  File No. 132-01854

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The following letter was distributed to CBOT members and membership interest holders on October 30, 2000 and is currently available on the CBOT's intranet sites, MemberNet & TradeTalk.

                                           October 30, 2000


                                           N O T I C E
                                           -----------

Dear Fellow Member:

I would like to invite you to an informational meeting for all members on

Thursday, November 2nd, at 2:00 p.m., in the 5th Floor Theater of the CBOT.

John Stassen and Garrett Johnson of Kirkland & Ellis will give a brief presentation on and answer questions concerning the dispute over the CBOE Exercise Right. This meeting will include a discussion of the "interpretation" which the CBOE recently filed with the SEC for approval.


                                                        Sincerely,

                                                        /s/David P. Brennan

                                                        David P. Brennan


The CBOT urges its members and membership interest holders to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.